As filed with the Securities and Exchange Commission on July 18, 2001
Registration No. 333-63716

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

SUN MICROSYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	94-2805249
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

901 San Antonio Road
Palo Alto, California 94303
(650) 960-1300
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael H. Morris
Senior Vice President, General Counsel and Secretary
Sun Microsystems, Inc.
901 San Antonio Road
Palo Alto, California 94303
(650) 960-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Michael S. Dorf, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market, Spear Street Tower
San Francisco, California 94015
(415) 947-2000

          Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.
          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION DATED JULY 18, 2001

1,900,000 Shares

Sun Microsystems, Inc.

Common Stock

          This prospectus relates up to 1,900,000 shares of our common stock that we may issue from time to time in exchange for exchangeable shares issued by one of our Canadian subsidiaries, 514713 N.B. Inc. The exchangeable shares are to be issued by 514713 N.B. Inc. to certain shareholders of ISOPIA Inc. in connection with our acquisition of ISOPIA Inc. As a holder of exchangeable shares, you may exchange your exchangeable shares for shares of our common stock at any time. Upon an exchange of exchangeable shares, you are entitled to receive one share of our common stock for each exchangeable share. You also are entitled to receive a cash amount equal to any declared and unpaid dividends on the exchangeable shares if the record date for any such dividend is prior to the date of exchange, however, we do not anticipate declaring any dividends. 514713 N.B. Inc. may redeem or 3055855 Nova Scotia Company, another one of our Canadian subsidiaries, may acquire all exchangeable shares five years from the date the first exchangeable shares are issued; provided however, in certain circumstances, 514713 N.B. Inc. has the right to redeem, and 3055855 Nova Scotia Company has a right to acquire the exchangeable shares prior to the five year anniversary of the first issuance of the exchangeable shares. On that date, 514713 N.B. Inc. may redeem, or 3055855 Nova Scotia Company may acquire, all of the then outstanding exchangeable shares by delivering, for each exchangeable share, one share of our common stock plus a cash amount equal to any declared and unpaid dividends.

          Our common stock is traded on The Nasdaq Stock Market under the symbol “SUNW.” On July 17, 2001, the last reported sale price for our common stock on The Nasdaq Stock Market was $14.06 per share.

          Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 to read about risk factors you should consider before buying our common stock.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2001.

The information in this prospectus is not complete and may be changed. We cannot sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

          You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with information that differs from what is contained or incorporated by reference in this prospectus. If any person does provide you with information that differs from what is contained or incorporated by reference in this prospectus, you should not rely on it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates, or an offer of solicitation in any jurisdiction where offers or sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, even though this prospectus may be delivered or shares may be sold under this prospectus on a later date.

SUN

          Sun is a leading worldwide provider of products, services and support solutions for building and maintaining network computing environments. We sell scalable computer and storage systems, high-speed microprocessors and a complete line of high performance software for operating network computing equipment. We also provide a full range of services, including support, education and professional services. Sun’s products and services command a significant share of the rapidly growing network computing market, which includes the Internet and corporate intranets. Our products are used for many demanding commercial and technical applications in various industries, including telecommunications, manufacturing, financial services, education, retail, government, energy and healthcare. We owe much of our success to our adherence to open industry standards, the Solaris™ Operating Environment, the UNIX® platform, and the UltraSPARC™ (Ultra Scalable Processor Architecture) microprocessor architecture. In addition, we are committed to investment in and ownership of intellectual property and leveraging our partnerships with industry leaders.

          For the latest fiscal year ended June 30, 2000, we had annual revenues of more than $15.7 billion and over 36,700 employees. We conduct business in over 170 countries. Sun was incorporated in California in February 1982 and reincorporated in Delaware in July 1987.

          Our principal executive offices are located at 901 San Antonio Road, Palo Alto, California 94303, and our telephone number at that address is (650) 960-1300.

          In this prospectus, the terms “Sun,” “company,” “we,” “us”’ and “our” refer to Sun Microsystems, Inc. and its subsidiaries.

RISK FACTORS

          Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all the other information contained in this prospectus before investing in our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

If we are unable to compete effectively with existing or new competitors, our resulting loss of competitive position could result in price reductions, fewer customer orders, reduced revenues, reduced margins, reduced levels of profitability, and loss of market share.

          We compete in the hardware and software products and services markets. These markets are intensely competitive. If we fail to compete successfully in these markets, the demand for our products and services would decrease. Any reduction in demand could lead to a decrease in the prices of our products and services, fewer customer orders, reduced revenues, reduced margins, reduced levels of profitability, and loss of market share. These competitive pressures could adversely affect our business and operating results.

          Our competitors are some of the largest, most successful companies in the world. They include Hewlett-Packard Company (HP), International Business Machines Corporation (IBM), Compaq Computer Corporation (Compaq), and EMC Corporation (EMC). Our future competitive performance depends on a number of factors, including our ability to:

•	continually develop and introduce new products and services with better prices and performance than those offered by our competitors;

•	offer a wide range of products and solutions from small single-processor systems to large complex enterprise-level systems;

•	offer solutions to customers that operate effectively within a computing environment that includes hardware and software from multiple vendors;

•	offer products that are reliable and that ensure the security of data and information;

•	create products for which third party software vendors will develop a wide range of applications;

•	and offer high quality products and services.

          We also compete with systems manufacturers and resellers of systems based on microprocessors from Intel Corporation (Intel) and Windows operating system software from Microsoft Corporation (Microsoft). These competitors include Dell Computer Corporation (Dell), HP, and Compaq, in addition to Intel and Microsoft. This competition creates increased pressure, including pricing pressure, on our workstation and lower-end server product lines. We expect this competitive pressure to intensify considerably during fiscal year 2001, with the anticipated releases of new software products from Microsoft and new microprocessors from Intel.

          The computer systems that we sell are made up of many products and components, including workstations, servers, storage products, microprocessors, the Solaris Operating Environment and other software products. In addition, we sell some of these components separately and as add-ons to installed systems. If we are unable to offer products and services that compete successfully with the products and services offered by our competitors or that meet the complex needs of our customers, our business and operating results could be adversely affected. In addition, if in responding to competitive pressures, we are forced to lower the prices of our products or services and we are unable to reduce our component costs or improve operating efficiencies, our business and operating results would be adversely affected.

          Over the last several years, we have invested significantly in our storage products business with a view to increasing the sales of these products both on a stand-alone basis to customers using the systems of our competitors, and as part of the systems that we sell. The intelligent storage products business is intensely competitive. EMC is currently the leader in this market. To the extent we are unable to penetrate this market and compete effectively, our business and operating results could be adversely affected. In addition, we will continue to make significant investments to develop, market, and sell software products under our alliance with AOL Time Warner Inc. (AOL) and have agreed to significant minimum revenue commitments. These alliance products are targeted at the e-commerce market and are strategic to our ability to successfully compete in this market. If we are unable to successfully compete in this market, our business and operating results could be adversely affected.

The products we make are very complex, if we are unable to rapidly and successfully develop and introduce new products, we will not be able to satisfy customer demand.

          We operate in a highly competitive, quickly changing environment, and our future success depends on our ability to develop and introduce new products that our customers choose to buy. If we are unable to develop new products, our business and operating results could be adversely affected. We must quickly develop, introduce, and deliver in quantity new, complex systems, software, and hardware products and components. These include products we plan to introduce later in 2001 that incorporate our new UltraSPARC(TM) III architecture, the Solaris Operating Environment, our Sun StorEdge(TM) storage products, and other software products, such as those products under development or to be developed under our alliance with AOL. The development process for these complicated products is very uncertain. It requires high levels of innovation from both our product designers and our suppliers of the components used in our products. The development process is also lengthy and costly. If we fail to accurately anticipate our customers’ needs and technological trends, or are otherwise unable to complete the development of a product on a timely basis, we will be unable to introduce new products into the market on a timely basis, if at all, and our business and operating results would be adversely affected. In addition, the successful development of software products under our alliance with AOL depends on many factors, including our ability to work effectively within the alliance on complex product development, and any encumbrances on the licensed technology that may arise from time to time may prevent us from developing, marketing, or selling these alliance software products. If we are unable to successfully develop, market, or sell the alliance software products or other software products, our business and operating results could be adversely affected.

          Software and hardware products such as ours may contain known as well as undetected errors, and these defects may be found following introduction and shipment of new products or enhancements to existing products. Although we attempt to fix errors that we believe would be considered critical by our customers prior to shipment, we may not be able to detect or fix all such errors, and this could result in lost revenues and delays in customer acceptance, and could be detrimental to our business and reputation.

          The manufacture and introduction of our new hardware and software products is also a complicated process. Once we have developed a new product we face several challenges in the manufacturing process.

•	We must be able to manufacture new products in high enough volumes so that we can have an adequate supply of new products to meet customer demand.

•
We must be able to manufacture the new products at acceptable costs. This requires us to be able to accurately forecast customer demand so that we can procure the appropriate components at optimal costs. Forecasting demand requires us to predict order volumes, the correct mixes of our software and hardware products, and the correct configurations of these products.

•
We must manage new product introductions, such as the introduction of our new UltraSPARC III architecture during fiscal 2001, so that we can minimize the impact of customers delaying purchases of existing products in anticipation of the new product release. We must also try to reduce the levels of older product and component inventories to minimize inventory write-offs.

•	We may also decide to adjust prices of our existing products during this process to try to increase customer demand for these products. If we are introducing new products at the same time or shortly after the price adjustment, this will complicate our ability to anticipate customer demand for our new products.

          If we are unable to timely develop, manufacture, and introduce new products in sufficient quantity to meet customer demand at acceptable costs, or if we are unable to correctly anticipate customer demand for our new and existing products, our business and operating results could be materially adversely affected.

Our reliance on single source suppliers could delay product shipments and increase our costs.

          We depend on many suppliers for the necessary parts and components to manufacture our products. There are a number of vendors producing the parts and components that we need. However, there are some components that can only be purchased from a single vendor due to price, quality, or technology reasons. For example, we depend on Sony for various monitors, and on Texas Instruments for our SPARC microprocessors. If we were unable to purchase the necessary parts and components from a particular vendor and we had to find a new supplier for such parts and components, our new and existing product shipments could be delayed, severely affecting our business and operating results.

Our future operating results depend on our ability to purchase a sufficient amount of components to meet the demands of our customers.

          We depend heavily on our suppliers to timely design, manufacture, and deliver the necessary components for our products. While many of the components we purchase are standard, we do purchase some components, specifically color monitors and custom memory integrated circuits such as static random access memories (SRAMS) and video random access memories (VRAMS), that require long lead times to manufacture and deliver. Long lead times make it difficult for us to plan component inventory levels in order to meet the customer demand for our products. In addition, in the past, we have experienced shortages in certain of our components (specifically dynamic random access memories (DRAMS) and SRAMS). If a component delivery from a supplier is delayed, if we experience a shortage in one or more components, or if we are unable to provide for adequate levels of component inventory, our new and existing product shipments could be delayed and our business and operating results could be adversely affected.

Since we order our components (and in some cases commit to purchase) from suppliers in advance of receipt of customer orders for our products which include these components, we face a substantial inventory risk.

          As part of our component inventory planning, we frequently pay certain suppliers well in advance of receipt of customer orders. For example, we often enter into noncancelable purchase commitments with vendors early in the manufacturing process of our microprocessors to make sure we have enough of these components for our new products to meet customer demand. Because the design and manufacturing process for these components is very complicated, it is possible that we could experience a design or manufacturing flaw that could delay or even prevent the production of the components for which we have previously committed to pay. We also face the risk of ordering too many components, or conversely, not enough components, since the orders are based on the forecasts of customer orders rather than actual orders. If we cannot change or be released from the noncancelable purchase commitments, we could incur significant costs from the purchase of unusable components, due to a delay in the production of the components or as a result of inaccurately predicting component orders in advance of customer orders. Our business and operating results could be adversely affected as a result of these increased costs.

Delays in product development or customer acceptance and implementation of new products and technologies could seriously harm our business.

          Generally, the computer systems we sell to customers incorporate hardware and software products that we sell, such as UltraSPARC microprocessors, the Solaris Operating Environment and Sun StorEdge storage products. Any delay in the development of the software and hardware included in our systems could delay our shipment of these systems.

•	Delays in the development and introduction of our products may occur for various reasons. For example, delays in software development could delay shipments of related new hardware products.

•
If customers decided to delay the adoption and implementation of new releases of our Solaris Operating Environment this could also delay customer acceptance of new hardware products tied to that release. Adopting a new release of an operating environment requires a great deal of time and money for a customer to convert its systems to the new release. The customer must also work with software vendors who port their software applications to the new operating system and make sure these applications will run on the new operating system. As a result, customers may decide to delay their adoption of a new release of an operating system because of the cost of a new system and the effort involved to implement it.

          Such delays in product development and customer acceptance and implementation of new products could adversely affect our business.

If we are unable to continue generating substantial revenues from international sales, our business could be adversely affected.

          Currently, more than half of our revenues come from international sales. Our ability to sell our products internationally is subject to the following risks:

•	general economic and political conditions in each country could adversely affect demand for our products and services in these markets;

•	currency exchange rate fluctuations could result in lower demand for our products, as well as currency translation losses;

•	changes to and compliance with a variety of foreign laws and regulations may increase our cost of doing business in these jurisdictions; and

•
trade protection measures and import and export licensing requirements subject us to additional regulation and may prevent us from shipping products to a particular market, and increase our operating costs.

We expect our quarterly revenues and operating results to fluctuate for a number of reasons.

          Future operating results will continue to be subject to quarterly fluctuations based on a wide variety of factors, including:

•	Seasonality. Our sequential quarterly operating results usually fluctuate downward in the first quarter of each fiscal year when compared to the immediately preceding fourth quarter.

•
Increases in Operating Expenses.    Our operating expenses will continue to increase as we continue to expand our operations. Our operating results could suffer if our revenues do not increase at least as fast as our expenses.

•
Acquisitions/Alliances.    If, in the future, we acquire technologies, products, or businesses, or we form alliances with companies requiring technology investments or revenue commitments (such as our alliance with AOL), we will face a number of risks to our business. The risks we may encounter include those associated with integrating or co-managing operations, personnel, and technologies acquired or licensed, and the potential for unknown liabilities of the acquired or combined business. Also, we will include amortization expense of acquired intangible assets in our financial statements for several years following these acquisitions. Our business and operating results on a quarterly basis could be adversely affected if our acquisition or alliance activities are not successful.

•
Significant Customers.    Sales to a single customer accounted for approximately 19% and 15% of our fiscal 2000 and 1999 net revenues, respectively. The major customer revenues in fiscal 2000 and 1999 were primarily generated by two subsidiaries of an international organization: (1) a reseller (16% and 14% of net revenues in 2000 and 1999, respectively), acquired by the international organization in fiscal 1999; and (2) a finance/leasing company (3% and 1% of net revenues in fiscal 2000 and 1999, respectively). Revenue is generated with the finance/leasing company whenever a Sun customer elects to lease equipment; in such cases, Sun sells the equipment to the leasing company. Our business could suffer if these customers or any other significant customer terminated its business relationship with us or significantly reduced the amount of business it did with us.

Our acquisition and alliance activities could disrupt our ongoing business.

          We intend to continue to make investments in companies, products, and technologies, either through acquisitions or investment alliances. For example, we have purchased several companies in the past and have also formed alliances, including our alliance with AOL. Acquisitions and alliance activities often involve risks, including:

•	difficulty in assimilating the acquired operations and employees;

•	difficulty in managing product co-development activities with our alliance partners; retaining the key employees of the acquired operation;

•	disruption of our ongoing business;

•	inability to successfully integrate the acquired technology and operations into our business and maintain uniform standards, controls, policies, and procedures; and

•	lacking the experience to enter into new markets, products, or technologies.

          Failure to manage these alliance activities effectively and to integrate entities or assets that we acquire could affect our operating results or financial condition.

We depend on key employees and face competition in hiring and retaining qualified employees.

          Our employees are vital to our success, and our key management, engineering, and other employees are difficult to replace. We generally do not have employment contracts with our key employees. Further, we do not maintain key person life insurance on any of our employees. The expansion of high technology companies in Silicon Valley and Colorado, as well as many other cities, has increased demand and competition for qualified personnel. We may not be able to attract, assimilate, or retain highly qualified employees in the future. These factors could adversely affect our business.

Business interruptions could adversely affect our business.

          Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. A substantial portion of our facilities, including our corporate headquarters and other critical business operations, are located near major earthquake faults. In addition, many of our facilities are located on filled land and, therefore, may be more susceptible to damage if an earthquake occurs. We do not carry earthquake insurance for direct earthquake-related losses. Our facilities in the State of California, including our corporate headquarters and other critical business operations, are currently subject to electrical blackouts as a consequence of a shortage of available electrical power. In the event these blackouts continue or increase in severity, they could disrupt the operations of our affected facilities. In addition, we do not carry business interruption insurance or carry financial reserves against business interruptions arising from earthquakes, electrical blackouts, or certain other causes. If a business interruption occurs, our business could be seriously harmed.

Our marketable strategic equity securities are subject to equity price risk and their value may fluctuate.

          From time to time, we make investments in equity securities for the promotion of business and strategic objectives with publicly traded and non-publicly traded companies. The market price and valuation of the securities that we hold in these companies may fluctuate due to market conditions and other circumstances over which we have little or no control. Many of the companies in which we have invested have experienced significant volatility in their stock prices. We typically do not attempt to reduce or eliminate this equity price risk, through hedging or similar techniques, and market price and valuation fluctuations could impact our financial results. To the extent that the fair value of these securities was less than our cost over an extended period of time, our net income would be reduced.

YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS
BECAUSE THEY ARE INHERENTLY UNCERTAIN

          This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding market expectations and opportunities, market share growth and new products and service expectations and capabilities. These forward-looking statements are just predictions and involve risks and uncertainties such that actual results may differ materially.

          In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled “Risk Factors” beginning on page 2 of this document.

MARKET PRICE AND DIVIDEND POLICY

          Our common stock is listed on The Nasdaq Stock Market under the symbol “SUNW.” The following table shows for the calendar quarters indicated, the high and low sale prices per share of our common stock as reported on The Nasdaq Stock Market.

	High	Low
2001
Second Quarter*	$ 23.57	$12.85
First Quarter	35.125	14.1

2000
Fourth Quarter	61	25.125
Third Quarter	64.6562	41.125
Second Quarter	49.5	33.5625
First Quarter	53.375	33.3125

1999
Fourth Quarter	41.5078	21.8906
Third Quarter	23.9375	16.4688
Second Quarter	18.125	12.4531
First Quarter	16.125	10.8906

*	Through June 21, 2001

          We have never declared or paid cash dividends on our common stock. Our board of directors currently intends to retain all earnings for use in our business. Therefore, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. In the event we do declare dividends on our common stock, holders of exchangeable shares will be entitled to receive dividends pursuant to the terms of the Exchangeable Share Provisions and the Exchange and Support Agreement as described below in the section entitled “Plan of Distribution.”

USE OF PROCEEDS

          Because the shares of our common stock offered under this prospectus will be issued in exchange for exchangeable shares of 514713 N.B. Inc., we will receive no cash proceeds from holders of exchangeable shares for the issuance of shares of our common stock.

PLAN OF DISTRIBUTION

          The common stock offered in this prospectus will be issued in exchange for exchangeable shares, and no broker, dealer or underwriter has been engaged in connection with this offering.

           The following is a summary of some of the rights, privileges, restrictions and conditions relating to the issuance of our common stock in exchange for your exchangeable shares. The specific provisions governing the exchangeable shares are set forth in the Exchangeable Share Provisions, the Exchange and Support Agreement and the Plan of Arrangement, which are included as exhibits to the registration statement of which this prospectus is a part. You should read the Exchangeable Share Provisions and the Exchange and Support Agreement for a more complete understanding of the exchangeable shares.

Your Exchangeable Shares

          On June 19, 2001, Sun entered into an acquisition agreement with us whereby we agreed to acquire all of the outstanding shares of capital stock of Isopia in exchange for a combination of cash and exchangeable shares. Isopia shareholders who elect to receive exchangeable shares in exchange for their Isopia stock may exchange their exchangeable shares for shares of our common stock as provided below. We have filed with the SEC a registration statement on Form S-3 with respect to our common stock being offered under this prospectus. This prospectus forms a part of the registration statement. We have not engaged a broker, dealer or underwriter in connection with the offering of our common stock described in this prospectus.

          You may obtain our common stock in exchange for your exchangeable shares in the following ways:

•	you may require 514713 N.B. Inc. to exchange your exchangeable shares for an equivalent number of shares of our common stock.

•
514713 N.B. Inc. may redeem or 3055855 Nova Scotia Company may acquire your exchangeable shares for shares of our common stock on the fifth anniversary of the date on the first issue of exchangeable shares or upon the occurrence of certain events.

•	upon the liquidation of 514713 N.B. Inc. or us, you may be required to, or may choose to, exchange your exchangeable shares for shares of our common stock.

How Your Exchangeable Shares May be Exchanged

          Retraction of Exchangeable Shares by Holder.    Holders of the exchangeable shares will be entitled at any time following the acquisition to retract (i.e. require 514713 N.B. Inc. to redeem) any or all of their exchangeable shares for a retraction price per share equal to (i) the market price of our common stock on the last business day prior to the requested date of redemption, which will be satisfied in full by the delivery of one share of our common stock for each exchangeable share presented and surrendered by the holder, plus, (ii) on the designated payment date therefor, all declared but unpaid dividends. Holders of the exchangeable shares may effect such retraction by presenting the certificate or certificates to 514713 N.B. Inc. representing the number of exchangeable shares the holder desires to retract together with a duly executed retraction request indicating the number of exchangeable shares the holder desires to retract and the date upon which the holder desires to retract or redeem such exchangeable shares, and such other documents as may be required to effect the retraction.

          When a holder requests that 514713 N.B. Inc. redeem exchangeable shares, 3055855 Nova Scotia Company will have an overriding right to purchase all but not less than all of the retracted shares, at a purchase price per share equal to (i) the market price of our common stock on the last business day prior to the requested date of redemption, which will be satisfied in full by the delivery of one share of our common stock for each exchangeable share presented and surrendered by the holder, plus, (ii) on the designated payment date therefor, all declared but unpaid dividends. Upon receipt of a request for retraction, 514713 N.B. Inc. will immediately notify 3055855 Nova Scotia Company. 3055855 Nova Scotia Company must then advise 514713 N.B. Inc. within ten business days as to whether it will exercise its retraction call right. If 3055855 Nova Scotia Company does not so advise 514713 N.B. Inc., 514713 N.B. Inc. will notify the holder as soon as possible thereafter that 3055855 Nova Scotia Company will not exercise the right. If 3055855 Nova Scotia Company advises 514713 N.B. Inc. that 3055855 Nova Scotia Company will exercise the right within such ten business day period, then provided the request is not revoked by the holder as described below, the retraction request shall thereupon be considered only to be an offer by the holder to sell the shares to 3055855 Nova Scotia Company in accordance with its right.

          Redemption of Exchangeable Shares by 514713 N.B. Inc.     Subject to applicable law and the redemption call right of 3055855 Nova Scotia Company, as described below, 514713 N.B. Inc. will redeem all of the then outstanding exchangeable shares on the fifth anniversary of the date of the first issue of exchangeable shares (or on an earlier or later date, under certain circumstances), for a redemption price per share equal to the market price of our common stock on the last business day prior to the date of redemption plus, on the designated payment date therefor, all declared but unpaid dividends. 514713 N.B. Inc. will, at least 10 days prior to the relevant date, provide the registered holders of the exchangeable shares with written notice of the proposed redemption of the exchangeable shares by 514713 N.B. Inc. or the purchase of the exchangeable shares by 3055855 Nova Scotia Company pursuant to the redemption call right described below.

          On or after the redemption date, upon the holder’s presentation and surrender of the certificates representing the exchangeable shares and such other documents as may be required at the registered office of 514713 N.B. Inc., 514713 N.B. Inc. will deliver the price per share equal to the market price of our common stock on the last business day prior to the redemption date which shall be satisfied in full by the delivery of one share of our common stock for each exchanged share plus, on the designated payment date therefor, all declared but unpaid dividends to the holder by mailing the same to the holder at its address as recorded in the securities register for the exchangeable shares or, if requested by a holder, by holding the same for pick up by the holder at the registered office of 514713 N.B. Inc. as specified in the written notice of redemption, in each case, less any amounts required to be deducted and withheld therefrom on account of tax.

          3055855 Nova Scotia Company will have an overriding right to purchase on the automatic redemption date all of the exchangeable shares then outstanding (other than exchangeable shares held by us and our affiliates) for a purchase price per share equal to the market price of our common stock on the last business day prior to the date of redemption, which shall be satisfied in full by the delivery of one share of our common stock for each exchangeable share plus, on the designated payment date therefor all declared but unpaid dividends. Upon the exercise of this right, holders will be obligated to sell their exchangeable shares to 3055855 Nova Scotia Company. If 3055855 Nova Scotia Company exercises this right, 514713 N.B. Inc.’s right and obligation to redeem the exchangeable shares on such redemption date will terminate.

          Early Redemption Upon the Occurrence of Certain Events.     In certain circumstances, 514713 N.B. Inc. has the right to require a redemption of the exchangeable shares prior to the fifth anniversary of the date of the first issue of exchangeable shares. An early redemption may occur upon (i) the number of exchangeable shares outstanding (other than exchangeable shares held by us and our affiliates) being less than ten percent of the number of exchangeable shares originally issued; (ii) in the event a person, firm or corporation acquires voting control of Sun, there is a change in the composition of our board of directors such that the directors at the time the exchangeable shares are issued no longer constitute a majority or our stockholders approve a plan of complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets; (iii) a proposal for certain matters in respect of which holders of exchangeable shares are entitled to vote as shareholders of 514713 N.B. Inc.; or (iv) the failure to approve or disapprove, as applicable, certain matters in respect of which holders of exchangeable shares are entitled to vote as shareholders of 514713 N.B. Inc. regarding changes required to maintain the economic equivalence of exchangeable shares and our common shares.

Liquidation Rights with Respect to 514713 N.B. Inc.

          In the event of the liquidation, dissolution or winding-up of 514713 N.B. Inc. or any other proposed distribution of the assets of 514713 N.B. Inc. among its shareholders for the purpose of winding-up its affairs, holders of the exchangeable shares will have, subject to applicable law, preferential rights to receive from the assets of 514713 N.B. Inc., for each exchangeable share held, an amount equal to the market price of our common stock on the last business day prior to the liquidation, which shall be satisfied in full by the delivery of one share of our common stock for each exchangeable share plus any declared but unpaid dividends. Upon the occurrence of such liquidation, dissolution or winding-up, 3055855 Nova Scotia Company will have an overriding right to purchase all of the outstanding exchangeable shares (other than exchangeable shares held by us and our affiliates) from the holders thereof on the effective date of such liquidation, dissolution or winding-up for a purchase price per share equal to the market price of our common stock on the last business day prior to the liquidation, plus all declared but unpaid dividends, if any, on exchangeable shares.

          Promptly following the occurrence of an insolvency of 514713 N.B. Inc. or any event which may, with the passage of time and/or the giving of notice, lead to insolvency of 514713 N.B. Inc., we and 514713 N.B. Inc. will give written notice thereof to the holders of exchangeable shares.

Liquidation Rights with Respect to Sun

          In order for the holders of the exchangeable shares to participate on a pro rata basis with the holders of our common stock in the event of our liquidation, on the 15th business day prior to the effective date of such an event, or in the event of an involuntary liquidation, upon receipt of notice of any instituted claim with respect to such involuntary liquidation, we will send notice of such an event to the holders of exchangeable shares and, immediately prior to the effective time of such an event, each exchangeable share will automatically be exchanged for an equivalent number of shares of our common stock, plus the full amount of all prior dividends, if any, declared and unpaid on exchangeable shares. Upon a holder’s surrender of exchangeable share certificates, duly endorsed in blank and accompanied by such instruments of transfer as 3055855 Nova Scotia Company may reasonably require, 3055855 Nova Scotia Company will deliver to such holder certificates representing an equivalent number of shares of our common stock plus the full amount of all prior dividends, if any, declared and unpaid on exchangeable shares for each exchangeable share exchanged pursuant to this automatic exchange right.

Adjustments in Our Common Stock

          So long as any exchangeable shares are outstanding, in the event that we issue or distribute (i) shares of our common stock as dividends (other than to holders of our common stock who exercise an option to receive stock dividends in lieu of receiving cash dividends); (ii) rights, options or warrants to holders of shares of our common stock entitling them to subscribe for or to purchase additional shares of our common stock; or (iii) shares of our capital stock of any class other than our common stock, or rights, options or warrants other than those referred to in (ii) above or evidences of our indebtedness or any of our assets, we will ensure that the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets will be issued or distributed simultaneously to holders of the exchangeable shares.

          So long as any exchangeable shares are outstanding, in the event that we (i) subdivide, redivide or change the outstanding shares of our common stock into a greater number of shares of our common stock; (ii) reduce, combine, consolidate or change the outstanding shares of our common stock into a lesser number of shares of our common stock; or (iii) reclassify or otherwise change any of the terms and conditions of the shares of our common stock, or effect an amalgamation, merger, reorganization or other transaction affecting the shares of our common stock, we will provide prior written notice thereof to the holders of exchangeable shares and will ensure that the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the exchangeable shares. Upon the occurrence of any of these events, the type and number of securities or other consideration issuable upon the exchange, redemption or retraction of the exchangeable shares will automatically be adjusted, without any action on the part of any person, such that the holders of such exchangeable shares will receive, upon the exchange, redemption or retraction of such exchangeable shares, the type and number of securities or other consideration that such holders would have received in respect of the exchangeable shares if such exchangeable shares had been exchanged, redeemed or retracted immediately prior to such event or the record date therefor, as applicable.

INCOME TAX CONSIDERATIONS REGARDING OUR COMMON STOCK AND THE EXCHANGE OF EXCHANGEABLE SHARES

Canadian Federal Income Tax Considerations for Residents of Canada

          The following is a summary of the principal Canadian federal income tax consequences applicable to holders of exchangeable shares who for purposes of the INCOME TAX ACT (CANADA), commonly known as the Canadian Tax Act, and at all relevant times are residents of Canada. For this summary it is assumed that a holder:

•	holds exchangeable shares as capital property,

•	deals at arm’s length, and

•	is not affiliated, with Sun, Niwot Acquisition Corp., 514713 N.B. Inc., or 3055855 Nova Scotia Company

          This summary does not apply to holders with respect to whom Sun is or will be a “foreign affiliate”, as defined in the Canadian Tax Act. This summary does not take into account the potential application to certain “financial institutions”, as defined in the Canadian Tax Act, of the mark-to-market rules contained in the Canadian Tax Act.

          Holders should consult with their own tax advisors as to whether they hold or will hold their exchangeable shares as capital property for purposes of the Canadian Tax Act. Shares in the capital of a corporation will generally be considered to be capital property to a holder unless:

•	the holder holds the shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities,

•	the holder acquired the shares in a venture or concern in the nature of trade, or

•	the holder is a financial institution and the shares are “mark-to-market property”, as defined in the Canadian Tax Act of such holder.

          Certain holders whose shares might not otherwise qualify as capital property may be entitled to have their shares deemed to be capital property by making an irrevocable election permitted by subsection 39(4) of the Canadian Tax Act.

          This summary is based on current provisions of the Canadian Tax Act and regulations thereunder in force as of the date hereof, counsel’s understanding of current published administrative policies of the Canadian Customs and Revenue Agency and all specific proposals to amend the Canadian Tax Act and the Income Tax Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. No assurance can be given that any of the proposed amendments will be enacted in the form proposed, or at all.

          This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the proposed amendments, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action or decision, and does not take into account provincial, territorial or foreign tax consequences, which may differ significantly from those discussed herein. No advance income tax ruling has been sought or obtained from the Canada Customs and Revenue Agency to confirm the tax consequences described herein.

          THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. ACCORDINGLY, HOLDERS AND OTHERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

           For purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding and disposition of exchangeable shares and/or shares of Sun common stock (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars and all amounts denominated in United States dollars must be converted into Canadian dollars based on the prevailing United States dollar exchange rate at the time such amounts arise. In computing a holder’s liability for tax under the Canadian Tax Act, any cash amounts received by the holder in United States dollars must be converted into the Canadian dollar equivalent, and the amount of any non-cash consideration received by the holder must be expressed in Canadian dollars at the time such consideration is received.

Dividends on Exchangeable Shares

          Dividends on exchangeable shares which are received, or are deemed to be received, by a holder of such shares must be included in computing the holder’s income for purposes of the Canadian Tax Act.

          In the case of a holder of exchangeable shares who is an individual, the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends from taxable Canadian corporations will apply to the holder in respect of any such dividends.

          In the case of a holder of exchangeable shares that is a corporation, the holder will generally be entitled to deduct any dividends received on the exchangeable shares in computing its taxable income.

          A holder of exchangeable shares that is a “private corporation”, or a “subject corporation”, as those terms are defined in the Canadian Tax Act, may be liable under Part IV of the Canadian Tax Act to pay refundable tax of 33 1 /3% on dividends received or deemed to be received on the exchangeable shares to the extent that such dividends are deductible in computing the holder’s taxable income.

          A holder of exchangeable shares that is throughout the relevant taxation year a “Canadian controlled private corporation”, as defined in the Canadian Tax Act, may be liable to pay an additional refundable tax of 6 2 /3% determined by reference to its aggregate investment income for the year, which is defined to include any non-deductible dividends.

          Exchangeable shares will be “taxable preferred shares” and “short-term preferred shares”, as those terms are defined in the Canadian Tax Act. Accordingly, 514713 N.B. Inc. will be subject to a 66 2 /3% tax under Part VI.1 of the Canadian Tax Act on dividends (other than “excluded dividends” as defined in the Canadian Tax Act) paid or deemed to be paid on the exchangeable shares and will be entitled to deduct an amount equal to 9/4 of the tax so payable in computing its taxable income for purposes of the Canadian Tax Act. Dividends received or deemed to be received on exchangeable shares will not be subject to the 10% tax under Part IV.1 of the Canadian Tax Act applicable to certain corporations.

Redemption, Retraction, Exchange or Purchase of Exchangeable Shares

          Redemption or Retractions.    On the redemption (or retraction) of the exchangeable shares, the holder of the exchangeable shares:

•
will receive a dividend equal to any declared and unpaid dividend on each exchangeable share redeemed (or retracted) that was held by the holder on any dividend record date which occurred prior to the redemption date, and

•
will be deemed to have received a dividend equal to the amount, if any, by which the redemption (or retraction) proceeds (namely, the fair market value at that time of Sun common stock received by the holder of the exchangeable shares from 514713 N.B. Inc. on the redemption (or retraction) of the exchangeable shares) exceeds the paid-up capital at that time of the exchangeable shares so redeemed (retracted) (for purpose of the Canadian Tax Act).

           The amount of any such dividend or deemed dividend will be subject to the tax treatment described above under “Dividends on Exchangeable Shares”. In the case of a holder of exchangeable shares that is a corporation, in some circumstances, the amount of any deemed dividend arising on redemption (or retraction) of the exchangeable shares may be treated as proceeds of disposition and not as a dividend.

          On the redemption (or retraction) of exchangeable shares, the holder of the exchangeable shares will also be considered to have disposed of the exchangeable shares for proceeds of disposition equal to the redemption (or retraction) proceeds less the amount of such deemed dividend. The holder of the exchangeable shares redeemed (or retracted) will, in general, realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such exchangeable shares to that holder immediately before the redemption (or retraction). Refer to “Taxation of Capital Gain or Capital Loss” below.

          Exchange.    The transfer of exchangeable shares by the holder thereof to 3055855 Nova Scotia Company in exchange for shares of Sun common stock pursuant to the Arrangement will be treated as a disposition of such exchangeable shares for purposes of the Canadian Tax Act. The holder will, in general, realize a capital gain (or capital loss) equal to the amount by which the holder’s proceeds of disposition of such exchangeable shares (namely, the fair market value of the shares of Sun common stock acquired by the holder on the exchange), net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such exchangeable shares to that holder immediately before the exchange. Refer to “Taxation of Capital Gain or Capital Loss” below.

          Cost of Shares of Sun Common Stock So Acquired.    The cost to a holder of a share of Sun common stock who acquires such share on the redemption, retraction or exchange of exchangeable shares will be equal to the fair market value of the share of Sun common stock at the time of such event. The adjusted cost base of such share will be determined under the averaging rules of the Canadian Tax Act by averaging the cost of that share with the adjusted cost base of any other shares of Sun common stock held at that time by the holder as capital property.

          Purchase.    On the purchase for cancellation of exchangeable shares by 514713 N.B. Inc. by tender to all the holders of record of exchangeable shares then outstanding, the holder of exchangeable shares will be deemed to have received a dividend equal to the amount, if any, by which the amount paid by 514713 N.B. Inc. for the exchangeable shares exceeds the paid-up capital, for purposes of the Canadian Tax Act, at the time the exchangeable shares are purchased for cancellation. The amount of any such deemed dividend will be subject to the tax treatment described above under “Dividends on Exchangeable Shares”. In the case of a holder of exchangeable shares that is a corporation, in some circumstances, the amount of any deemed dividend arising on purchase for cancellation of the exchangeable shares may be treated as proceeds of disposition and not as a dividend.

          On the purchase for cancellation of exchangeable shares, the holder of the exchangeable shares will also be considered to have disposed of the exchangeable shares for proceeds of disposition equal to the purchase price less the amount of such deemed dividend. The holder of the exchangeable shares purchased for cancellation will, in general, realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such exchangeable shares to that holder immediately before such shares are purchased for cancellation. Refer to “Taxation of Capital Gain or Capital Loss” below.

Dividends on Our Common Shares

          Dividends on shares of our common stock which are received, or are deemed to be received, by the holder of such shares who is an individual will be included in computing the holder’s income for purposes of the Canadian Tax Act but will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act.

           In the case of a holder of shares of our common stock that is a corporation, dividends received, or deemed to be received, by the holder on such shares will be included in computing the holder’s income and generally will not be deductible in computing the holder’s taxable income. A holder of such shares that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2 /3% on such dividends. United States non-resident withholding tax on dividends generally will be eligible for foreign tax credit or deduction treatment where applicable under the Canadian Tax Act.

Disposition of Shares of Our Common Stock

          A holder who disposes of, or is deemed to dispose of, shares of our common stock will, in general, realize a capital gain (or capital loss) equal to the amount by which the holder’s proceeds of disposition of such shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to that holder immediately before the disposition or deemed disposition. Refer to “Taxation of Capital Gain or Capital Loss” below.

Taxation of Capital Gain or Capital Loss

          A holder will, in general, realize a capital gain (or capital loss) equal to the amount by which the holder’s proceeds of disposition of such exchangeable shares and/or shares of our common stock, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the exchangeable shares and/or shares of our common stock, to the holder immediately before the exchange.

          Generally, one-half of any capital gain realized by a holder must be included in computing the holder’s income for that year as a taxable capital gain. Similarly, one-half of any capital loss realized by a holder in a taxation year is an allowable capital loss that may generally be deducted from the holder’s taxable capital gains (but not against other income) for that year or the three preceding taxation years (subject to adjustments to the inclusion portion for those years of a gain as taxable gain or a loss as allowable loss) or any subsequent taxation year, and subject to detailed rules in the Canadian Tax Act in this regard.

          If the holder is a corporation, the amount of any capital loss realized on the disposition of exchangeable shares or shares of Sun common stock may be reduced by the amount of dividends received or deemed to have been received by it on such shares to the extent and under circumstances provided by the Canadian Tax Act. Similar rules may apply where a holder is a corporation which is a member of a partnership or a beneficiary of a trust that owns such shares or where a partnership or trust of which such holder is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns any such shares.

          A holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Canadian Tax Act, may be liable to pay an additional refundable tax of 6 2 /3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Foreign Property Information Reporting

          In general, a “specified Canadian entity”, as defined in the Canadian Tax Act, for a taxation year or fiscal period whose total cost amount of “specified foreign property”, as defined in the Canadian Tax Act, at any time in the year or fiscal period exceeds Cdn.$100,000, is required to file an information return for the year or period disclosing prescribed information regarding their specified foreign property, including the cost amount, any dividends received in the year and any gains or losses realized in the year, in respect of such property. Subject to certain exceptions, a taxpayer resident in Canada in the year is a specified Canadian entity and exchangeable shares and shares of Sun common stock will be specified foreign property to a holder. Accordingly, holders of exchangeable shares or shares of Sun common stock should consult their own advisers regarding compliance with these rules.

Foreign Investment Entity Rules

          Under the proposed amendments, where a taxpayer holds a “participating interest” in a “foreign investment entity”, other than an “exempt interest”, as these terms are defined in the proposed amendments, unless the taxpayer makes a valid election to be taxed under an accrual regime, the taxpayer will be taxed under a mark-to-market regime and must include in computing its income for the year an amount determined, in part, by any increase in the fair market value of the participating interest during the taxation year of the taxpayer. Shares of Sun common stock and rights to acquire shares of Sun common stock will constitute an exempt interest to a holder under the proposed amendments if throughout the holder’s taxation year the shares of Sun common stock are:

•	widely-held, actively traded on a regular basis and listed on a prescribed stock exchange (including The Nasdaq Stock Market), and

•	Sun’s principal business is not an “investment business”, as defined in the proposed amendments, during the period which they are held by the holder.

Canadian Federal Income Tax Considerations for Non-Residents of Canada

          The following portion of the summary is of the principal Canadian federal income tax consequences applicable to a holder who at all relevant times is neither a resident, nor deems to be a resident, of Canada for the purpose of the Canadian Tax Act and any applicable tax treaty in force that Canada signed with another country (“Tax Treaty”), who does not or is not deemed to use or hold the exchangeable shares in carrying on a business in Canada and who is not a non-resident insurer (“Non-Resident Shareholder”).

          On the redemption, retraction or purchase for cancellation of exchangeable shares by 3055855 Nova Scotia Company, a Non-Resident Shareholder might be considered or deemed to have received a dividend on such redemption, retraction or purchase. Such dividend or deemed dividend will be computed in the manner described above for a resident of Canada. Refer to “Redemption, Retraction, Exchange or Purchase of Exchangeable Shares” above.

          Dividends paid or deemed to be paid on the exchangeable shares to a Non-Resident Shareholder will be subject to a Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable Tax Treaty or convention.

          Non-Resident Shareholders’ capital gain (or capital loss) on exchangeable shares will be computed in the matter described above for a resident of Canada. Refer to “Taxation of Capital Gain or Capital Loss” above. However, any capital gain realized upon the disposition of exchangeable shares that are taxable Canadian property may be exempt from tax under the Canadian Tax Act pursuant to the provisions of an applicable Tax Treaty.

          The exchangeable shares are taxable Canadian property. A Non-Resident Shareholder who disposes or intends to dispose of taxable Canadian property is required to notify Canada Customs and Revenue Agency (“CCRA”) of the disposition in the specified time and manner provided under the Canadian Tax Act. A purchaser acquiring taxable Canadian property from a non-resident of Canada must withhold 25% of the cost to the purchaser of such taxable Canadian property, unless a certificate from CCRA under section 116 of the Canadian Tax Act (indicating that a lower amount is required to be withheld) is remitted by the non-resident (Non-Resident Shareholder) to the purchaser (514713 N.B. Inc., 3055855 Nova Scotia Company or Parent) normally before the due date for such remittance.

United States Federal Income Tax Considerations

          The following is a summary of the material United States federal income tax considerations generally applicable to holders of exchangeable shares that are United States holders and that own exchangeable shares as capital assets. For purposes of this summary, United States holders are United States citizens or residents

(including certain former citizens and residents), corporations or partnerships organized under the laws of the United States or any state thereof, any estate subject to United States federal income tax on its income regardless of source, and any trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust.

          This summary is based on United States federal income tax law in effect as of the date of this prospectus. No statutory, judicial, or administrative authority exists that directly addresses certain of the United States federal income tax consequences of the issuance and ownership of instruments and rights comparable to the exchangeable shares and the related rights. Consequently, some aspects of the United States federal income tax treatment of the transactions, including the ownership of exchangeable shares and the exchange of exchangeable shares for shares of our common stock, are not certain. No advance income tax ruling from the United States Internal Revenue Service and no opinion of United States tax counsel has been sought or obtained regarding the tax consequences of any of the transactions described herein.

          This summary does not address aspects of United States taxation other than United States federal income taxation, nor does it address all aspects of United States federal income taxation that may be applicable to particular United States holders, including, without limitation, former holders of Isopia common shares acquired as a result of the exercise of employee stock options and persons who own 10% or more of either the common shares of Isopia or the exchangeable shares of 514713 N.B. Inc. In addition, this summary does not address (i) the United States state or local tax consequences, or (ii) the foreign tax consequences of our acquisition of Isopia.

          UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, INCLUDING THE RECEIPT AND OWNERSHIP OF EXCHANGEABLE SHARES AND THE RECEIPT AND OWNERSHIP OF OUR COMMON STOCK.

Exchange or Redemption of Exchangeable Shares

          Although not free from doubt, it is anticipated that a United States holder that exercises such holder’s rights to exchange, or is subject to a redemption of, the exchangeable shares for shares of our common stock generally will recognize gain or loss on the receipt of the shares of our common stock in exchange for such exchangeable shares. Such gain or loss will be equal to the difference between the fair market value of the shares of our common stock at the time of the exchange and the United States holder’s tax basis in the exchangeable shares exchanged. The gain or loss should generally be capital gain or loss, except that, with respect to any declared but unpaid dividends on the exchangeable shares, ordinary income may be recognized by the holder. Capital gain or loss should generally be long-term capital gain or loss if the exchangeable shares have been held as capital assets for more than one year at the time of the exchange. Gain or loss realized on the exchange of exchangeable shares for shares of our common stock should generally be treated as United States source gain or loss. The United States holder’s tax basis in the shares of our common stock received in the exchange will be the fair market value of such shares. Such holder’s holding period will begin on the day after the United States holder receives the shares of our common stock.

          If a United States holder of exchangeable shares owns other shares of 514713 N.B. Inc. at the time of an exchange or a redemption of the exchangeable shares by 514713 N.B. Inc., the Internal Revenue Service could take the position that the exchange or redemption should be treated as a dividend. The amount of any such dividend could be the entire amount of money or the value of property received in the exchange or redemption. The proceeds would be taxed as ordinary income to the extent of the allocable current and accumulated earnings and profits of 514713 N.B. Inc., if any, with any excess treated next as a recovery of basis and then as a capital gain. In determining whether a United States holder owns other shares of 514713 N.B. Inc., a holder’s directly-owned shares and shares that the holder owns constructively under Section 318 of the United States

Internal Revenue Code must be considered. The rules of constructive ownership are complex, can produce unexpected results, and depend on each shareholder’s specific facts. Holders of 514713 N.B. Inc. stock , including those who believe that a person or entity to whom they are related may hold shares of 514713 N.B. Inc., directly, indirectly or constructively, should consult their tax advisors in this regard. The preceding discussion regarding dividend treatment will not apply if, instead of 514713 N.B. Inc.’s redeeming the exchangeable shares, 3055855 Nova Scotia Company exercises its retraction or redemption call right to acquire such shares.

Distributions on the Exchangeable Shares

          A United States holder of exchangeable shares generally will be required to include dividends paid on the exchangeable shares in gross income as ordinary income to the extent the dividends were paid out of the current or accumulated earnings and profits of 514713 N.B. Inc., as determined under United States federal income tax principles. Such dividends generally will be treated as foreign source passive income for foreign income tax credit limitation purposes. Under the Canada-United States Income Tax Convention, such distributions will be subject to Canadian withholding tax at a rate of 15%. Subject to certain limitations of United States federal income tax law, a United States holder generally should be entitled to credit such withholding tax against such holder’s United States federal income tax liability or to deduct such tax in computing United States taxable income. Distributions in excess of 514713 N.B. Inc.’s current and accumulated earnings and profits, as determined under United States federal income tax principles, will be treated as a tax-free return of capital to the extent of a United States holder’s basis in the exchangeable shares, and thereafter as capital gain.

Passive Foreign Investment Company Considerations

          For United States federal income tax purposes, a foreign corporation generally will be classified as a passive foreign investment company, known as a “PFIC,” for any taxable year during which either (i) 75% or more of its gross income is passive income (as defined for United States federal income tax purposes) or (ii) based on a quarterly average for such taxable year, 50% or more (by value) of its assets produce or are held for the production of passive income. For purposes of applying the foregoing tests, a proportionate amount of the assets and gross income of corporations with respect to which the foreign corporation owns at least 25% of the value of the stock will be attributed to the foreign corporation. Passive income generally includes dividends, interest, annuities and gains from assets that produce passive income, royalties and rents (other than certain royalties and rents from the active conduct of a trade or business). Passive income does not include, however, dividends received by the foreign corporation from a related person to the extent such dividends are properly allocable to the income of the related person which is not passive income.

          At the present time, we intend to make reasonable efforts to prevent 514713 N.B. Inc. from becoming a PFIC, although there can be no assurance that we will be able to do so or that our intent will not change. Following the end of each taxable year, 514713 N.B. Inc. will notify United States holders of exchangeable shares if it believes that 514713 N.B. Inc. was a PFIC for that taxable year.

          If 514713 N.B. Inc. becomes a PFIC during a United States holder’s holding period for exchangeable shares, and the United States holder does not make an election to treat 514713 N.B. Inc. as a qualified electing fund under Section 1295 of the United States Internal Revenue Code, then:

(i)
the United States holder would be required to allocate income recognized upon receiving certain excess distributions with respect to, and gain recognized upon the disposition of, such United States holder’s exchangeable shares (including upon the exchange of exchangeable shares for shares of our common stock) ratably over the United States holder’s holding period for such exchangeable shares;

(ii)
the amount allocated to each year other than: (A) the year of the excess distribution or disposition of the exchangeable shares, or (B) any year before the beginning of the first taxable year of 514713 N.B. Inc. for which it was a PFIC, would be subject to tax at the highest rate applicable to individuals or corporations, as the case may be, for the taxable year to which such income is allocated, and an interest charge would be imposed upon the resulting tax attributable to each such year (which charge would accrue from the due date of the return for the taxable year to which such tax was allocated); and

(iii)	amounts allocated to periods described in (A) and (B) will be taxable to the United States holder as ordinary income.

          If the United States holder of exchangeable shares makes a qualified electing fund election, then the United States holder generally will be currently taxable on such holder’s pro rata share of 514713 N.B. Inc.’s ordinary earnings and net capital gains (at ordinary income and capital gains rates, respectively) for each taxable year in which 514713 N.B. Inc. is classified as a PFIC, even if no dividend distributions are received by such United States holder, unless such United States holder makes an election to defer such taxes. United States holders should consult their tax advisors concerning the merits and mechanics of making a qualified electing fund election and other relevant tax considerations if 514713 N.B. Inc. is a PFIC for any applicable taxable year.

          The foregoing discussion of the possible application of the PFIC rules is only a summary of certain material aspects of those rules. Because the United States federal income tax consequences to a United States holder of exchangeable shares under the PFIC provisions may be significant, United States holders of exchangeable shares are urged to discuss those consequences with their tax advisors.

Shareholders Not Resident in or Citizens of the United States

          The following summary is applicable to holders of exchangeable shares that are not United States holders. A non-United States holder generally will not be subject to United States federal income tax on gain (if any) recognized on the sale or exchange of the exchangeable shares, or on the receipt of or sale of shares of our common stock unless such gain is effectively connected with a United States trade or business or, in the case of gains recognized by an individual, such individual is present in the United States for 183 days or more and has a United States “tax home,” as defined in the United States Internal Revenue Code, during the taxable year.

          Dividends received by a non-United States holder with respect to the exchangeable shares are probably not subject to United States withholding tax, and Sun and Isopia do not intend that Sun, 514713 N.B. Inc. or Isopia will withhold any amounts in respect of such tax from such dividends. There is some possibility, however, that the Internal Revenue Service may assert that United States withholding tax is payable with respect to dividends paid on the exchangeable shares to non-United States holders. In such case, holders of exchangeable shares could be subject to United States withholding tax at a rate of 30%, which rate may be reduced by an income tax treaty in effect between the United States and the non-United States holder’s country of residence. This reduction would result in a withholding tax of 15% on dividends paid to residents of Canada under the applicable tax treaty.

          Dividends received by non-United States holders with respect to our common stock generally will be subject to United States withholding tax at a rate of 30%, which rate may be subject to reduction by an applicable income tax treaty. This reduction would result in a withholding tax of 15% on dividends paid to residents of Canada under the applicable tax treaty.

U.S. Information Reporting Requirements And Backup Withholding Tax

          We must report annually to the United States Internal Revenue Service and to each non-United States holder the amount of dividends paid to such holder (including the name and address of such holder) and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty.

           Backup withholding is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements. Dividend payments may be subject to backup withholding unless applicable certification requirements are satisfied.

          In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock to or through a foreign office of a broker. If, however, such broker is, for a United States federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership (i) more than 50% of the income or capital interests of which are owned by United States persons or (ii) that is engaged in a United States trade or business, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.

          Payment to or through a United States office of a broker of the proceeds of a sale of our common stock is generally subject to both backup withholding and information reporting unless the beneficial owner certifies on the appropriate version of Internal Revenue Service Form W-8 (or a suitable substitute form) under penalties of perjury that it is a non-U.S. holder, or otherwise establishes an exemption.

          Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the United States Internal Revenue Service.

Federal Estate Tax Treatment

          Shares of stock issued by a domestic corporation (within the meaning of Section 7701(a) of the United States Internal Revenue Code) which are owned and held by an individual who is not a citizen or resident alien of the United States are subject to United States federal estate tax. Shares of our common stock which are held by an individual non-United States holder generally will be subject to United States federal estate tax, except as may otherwise be provided by an applicable income tax or estate tax treaty with the United States.

          The exchangeable shares should not be treated as stock of a domestic corporation for purposes of United States federal estate tax law. However, as there is no direct authority addressing the proper treatment of the exchangeable shares for federal estate tax purposes, this conclusion is subject to uncertainty, and there can be no assurance that the United States Internal Revenue Service would not take a contrary position.

VALIDITY OF COMMON STOCK

          The validity of the issuance of the common stock in this offering will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Francisco, California.

EXPERTS

          Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 30, 2000, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file reports, proxy statements and other information with the SEC, in accordance with the Securities and Exchange Act of 1934. We have filed with the SEC a Registration Statement on Form S-3 regarding this offering. This prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and you should refer to the Registration Statement and its exhibits and schedules to read that information. References in this prospectus to any contract or any other documents are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may read and copy our reports, proxy statements and other information filed by us at the SEC’s Public Reference Rooms at:

Judiciary Plaza Room 1024 450 Fifth Street, N.W. Washington, D.C. 20549	Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661	Seven World Trade Center 13th Floor New York, New York 10048

          You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC’s World Wide Web site http://www.sec.gov.

INCORPORATION BY REFERENCE

          The Commission allows us to “incorporate by reference” the information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

•	Our annual report on Form 10-K for the fiscal year ended June 30, 2000, filed on September 29, 2000;

•	Our quarterly report on Form 10-Q for the period ended October 1, 2000, filed on November 14, 2000;

•	Our quarterly report on Form 10-Q for the period ended December 31, 2000, filed on February 14, 2001;

•	Our quarterly report on Form 10-Q for the period ended April 1, 2001, filed on May 16, 2001;

•	Our current report on Form 8-K filed on December 8, 2000;

•	The description of our common stock contained in our registration statement on Form 8-A (filed on October 24, 1986), as amended; and

•	The description of our Common Share Purchase Rights contained in our registration statement on Form 8-A/A Amendment No. 9, filed on December 20, 2000, as amended.

          All reports and other documents we subsequently file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

           You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Sun Microsystems, Inc.
Investor Relations
901 San Antonio Road
Palo Alto, California 94303
(650) 960-1300

          In addition, you may obtain a copy of these filings from the SEC as described above in the section entitled “Where You Can Find More Information.”

1,900,000 Shares

Sun Microsystems, Inc.

Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

Securities and Exchange Commission registration fee	$ 6,802
Fees and expenses of counsel	15,000
Fees and expenses of accountants	10,000
Miscellaneous	3,198

Total	35,000

          Except for the Securities and Exchange Commission (the “Commission”) registration fee, all of the foregoing expenses have been estimated. All of the above expenses will be paid by Sun.

Item 15.    Indemnification of Directors and Officers.

          Section 145(a) of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

          Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

          Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

          Section 11 of our Restated Certificate of Incorporation of the Registrant provides in effect that, subject to certain limited exceptions, the Registrant shall indemnify its directors and officers to the extent authorized or permitted by the General Corporation Law of the State of Delaware. The directors and officers of the Registrant are insured under policies of insurance maintained by the Company, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of being or having been such directors or officers. Like indemnification and insurance is also provided to those employees of the Registrant who serve as administrators of the Plan. In addition, the Company has entered into contracts with certain of its directors providing for indemnification of such persons by the Registrant to the full extent authorized or permitted by law, subject to certain limited exceptions.

Item 16.    Exhibits.

Exhibit Number	Description
2.1*	Acquisition Agreement date June 19, 2001, by and among Sun Microsystems, Inc., Niwot Acquisition
Corp., 3055855 Nova Scotia Company, 514713 N.B. Inc., ISOPIA Inc., Element K (Nova Scotia)
Company, Element K Newco (Nova Scotia) Company, Element K LLC, certain shareholders of
ISOPIA Inc. and with respect to Articles VII and XI Only Element K LLC, as Shareholder
Representative and U.S. Bank Trust, National Association, as Escrow Agent.

3.1	Registrant’s Restated Certificate of Incorporation(1).

3.2	Certificate of Amendment of Registrant’s Restated Certificate of Incorporation, effective November 10, 1999 and filed November 12, 1999(2).

3.3	Amended Certificate of Designations, effective November 12, 1999(2).

3.4	Registrant’s Bylaws, as amended December 15, 1999(2).

4.1*	Plan of Arrangement Under Section 182 of the Business Corporations Act (Ontario).

4.2*	Exchange and Support Agreement to be entered into between Sun Microsystems, Inc, 3055855 Nova Scotia Company, 514713 N.B. Inc. and certain shareholders of ISOPIA Inc.

4.3*	Exchangeable Share Conditions.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Counsel to the Registrant.

8.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporations as to tax matters.

8.2	Opinion of Stikeman Elliotts as to tax matters.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Counsel to the Registrant (included in Exhibit 5.1).

24.1*	Power of Attorney (see page II-4 of this Form S-3).

(1)	Incorporated by reference to the similarly numbered exhibit to the Registrant’s quarterly report on Form 10-Q filed on March 29, 1998.

(2)	Incorporated by reference to the similarly numbered exhibit to the Registrant’s quarterly report on Form 10-Q filed on December 26, 1999.

*	Previously filed.

Item 17.    Undertakings.

          The undersigned Registrant hereby undertakes:

          (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Sun Microsystems, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on July 18, 2001.

SUN MICROSYSTEMS , INC .

/s/ SCOTT G. MC NEALY
By:
Scott G. McNealy
Chairman of the Board of Directors and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S / SCOTT G. MC NEALY Scott G. McNealy	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	July 18, 2001

MICHAEL E. LEHMAN * Michael E. Lehman	Executive Vice President, Corporate Resources and Chief Financial Officer (Principal Financial Officer)	July 18, 2001

MICHAEL L. POPOV * Michael L. Popov	Vice President, Corporate Controller (Principal Accounting Officer)	July 18, 2001

JAMES L. BARKSDALE * James L. Barksdale	Director	July 18, 2001

L. John Doerr	Director

JUDITH L. ESTRIN * Judith L. Estrin	Director	July 18, 2001

ROBERT J. FISHER * Robert J. Fisher	Director	July 18, 2001

Signature	Title	Date

ROBERT L. LONG * Robert L. Long	Director	July 18, 2001

M. KENNETH OSHMAN * M. Kenneth Oshman	Director	July 18, 2001

NAOMI O. SELIGMAN * Naomi O. Seligman	Director	July 18, 2001

/S / SCOTT G. MC NEALY *By: Scott G. McNealy Attorney-in-Fact